UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Business Alliance between Mitsubishi Securities Co., Ltd. and

UFJ Tsubasa Securities Co., Ltd.

Tokyo, October 29, 2004 — Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane), a consolidated subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), a consolidated subsidiary of UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) have entered into a Basic Agreement regarding a business alliance between the two companies today.

1. Purpose of signing the Basic Agreement

The purpose is to proceed with the business alliance between Mitsubishi Securities and UFJ Tsubasa Securities prior to the completion of the management integration scheduled for October 2005. We believe the business alliance will help enhance the competitive advantage of the two companies by utilizing each other’s know-how and management resources.

2. Summary of the Business Alliance

Mitsubishi Securities and UFJ Tsubasa Securities will undergo discussions to determine the details of the business alliance as necessary. At this initial phase, we expect the business alliance to be in the following business areas:

1)	Primary, Investment Banking Business

We will discuss details of the business alliance with respect to underwriting services of domestic and overseas equity/bond offerings and initial public offerings/ public offerings and structured finance operations including asset securitizations.

2)	Secondary Business

With respect to equity/bond and derivative products, we will discuss details of the business alliance that will enable the two companies to utilize each other’s know-how and management resources.

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-8149
UFJ Holdings, Inc.	Public Relations Department	(03)-3212-5460
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03)-6213-6124
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03)-5222-8355

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F 4 (“Form F 4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F 4 (if filed) will contain a prospectus and other documents. If a Form F 4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F 4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F 4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F 4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F 4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg.,	1 1 Otemachi 1 chome,
4 1 Marunouchi 2 chome,	Chiyoda ku Tokyo 100 8114 Japan
Chiyoda ku Tokyo 100 6326 Japan
81 3 3240 9059	81 3 3212 5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F 4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1 800 SEC 0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward Looking Statements

This communication contains forward looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s management believes that the expectations reflected in such forward looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F 4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward looking information or statements.